Exhibit (a)(5)

UNITED COMMUNITY FINANCIAL CORP.

QUESTIONS AND ANSWERS
ABOUT THE OFFER OF
UNITED COMMUNITY FINANCIAL CORP.
TO PURCHASE FOR CASH UP TO 4,000,000 OF ITS COMMON SHARES
AT A PURCHASE PRICE OF
$12.50 PER SHARE

January 28, 2004

QUESTIONS AND ANSWERS ABOUT THE OFFER OF
UNITED COMMUNITY FINANCIAL CORP.
TO PURCHASE ITS COMMON SHARES

     The following information is designed to answer frequently asked questions about the offer by United Community Financial Corp. to purchase up to 4,000,000 of its common shares. Shareholders are referred to the Offer to Purchase and Letter of Transmittal for a detailed description of the terms and conditions of the offer.

Q.	What is this Offer to Purchase?

A.	United Community Financial Corp. is inviting its shareholders to tender its common shares, without par value (the “Shares”), at a price of $12.50 per Share in cash upon the terms and subject to the conditions set forth in its Offer to Purchase, dated January 28, 2004, and in the enclosed Letter of Transmittal.

UCFC is making this offer because its management believes that, given the current market price of the Shares, the purchase of the Shares on the terms and conditions outlined in the Offer to Purchase is an attractive investment for UCFC and will help it to utilize more effectively its capital base and maximize shareholder value. This offer will provide liquidity to UCFC’s shareholders by giving them an opportunity to sell all or part of their investment in Shares on potentially more favorable terms than would otherwise be available in the financial markets.

Q.	What is the market price for UCFC common shares in relation to the purchase price in this offer?

A.	The purchase price in this offer will be $12.50 per Share. On January 21, 2004, the closing price for the Shares on The Nasdaq Stock Market was $11.45 per share. We encourage you to obtain current market quotations for UCFC common shares prior to making a decision regarding the offer. The trading symbol for UCFC common shares is “UCFC.”

Q.	What will happen if more than 4,000,000 Shares are tendered?

A.	In the event more than 4,000,000 Shares are tendered, Shares tendered will be acquired by UCFC (a) first from any shareholder who beneficially owned as of the expiration date of the offer, an aggregate of fewer than 100 Shares and who validly tenders all of his or her Shares, and (b) then from all other tendering shareholders, subject to proration as described in the Offer to Purchase.

Q.	How do I tender my Shares?

A.	If you hold your Shares in certificate form, you must return a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, together with the certificates for the Shares being tendered, to the depositary, Registrar and Transfer Company, which must be received by them by 5:00 p.m. Eastern time on March 1, 2004.

Q.	How do I tender my Shares if my Shares are held by my broker?

A.	If your Shares are registered in street name with a broker, dealer, commercial bank, trust company or other nominee, you will need to contact your broker, bank or other nominee and instruct the nominee to make the tender of your Shares for you. Note: you cannot tender your Shares using the Letter of Transmittal even though you may have received one for your information.

If you are a broker and are tendering Shares in book-entry form for your customers, you must comply with the book-entry delivery procedure described in Section 2 of the Offer to Purchase.

Q.	How do I tender my shares in UCFC’s Dividend Reinvestment and Stock Purchase Plan?

A.	If you wish to tender your shares held in book-entry form under the Company’s Dividend Reinvestment and Stock Purchase Plan (the “DRP”), you must complete one of the boxes provided for DRP participant instructions on the cover of the Letter of Transmittal.

Q.	What do I do if I have lost my certificates, or if they have been mutilated, destroyed or stolen, but I still want to tender them?

A.	You should indicate that the certificates have been lost on the face of the Letter of Transmittal, and deliver the Letter of Transmittal to the depositary after otherwise properly completing and duly executing it. You should also complete the box captioned “Affidavit For Lost Stock Certificate(s)” on the Letter of Transmittal. You should allow ample time for this process as we will not be responsible for your inability to complete the necessary documentation prior to the expiration date.

Q.	Is there any brokerage commission?

A.	No. UCFC will purchase shares directly from each shareholder at the purchase price without the use of a broker. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares.

Q.	Do I have to sell my shares to UCFC?

A.	No. No shareholder is required to tender any shares.

Q.	What happens if I do not tender my shares to UCFC to purchase?

A.	Nothing will happen if you do not tender any or all of your Shares. Your Shares will remain outstanding without a change in the terms or ownership rights. You will continue to own the same number of Shares without any adjustment, and you will continue to receive the same dividend and voting rights. However, because UCFC will purchase up to 4,000,000 of its outstanding Shares, the percentage of the outstanding shares that you own will increase because the number of outstanding Shares will be reduced.

Shareholders who tender all of their shares in the offer will not be able to participate in any dividends declared by UCFC’s board of directors after the completion of the offer or any benefits derived by its shareholders from other strategic uses of its capital. Shareholders who do not tender their shares in this offer and shareholders who otherwise retain an equity interest in UCFC (including as a result of a partial tender of their shares or a proration of shares tendered in the offer) will continue to be shareholders of UCFC with the attendant risks and rewards associated with owning the equity securities of UCFC, including the ability to participate to the extent of their continued shareholdings in any dividends following the offer.

Q.	Can I change or cancel my tender?

A.	You may increase or decrease the number of Shares indicated in the Letter of Transmittal or withdraw it entirely up until 5:00 p.m., Eastern time on March 1, 2004. If you desire to change or withdraw your tender, you are responsible to make certain that a valid withdrawal is received by the March 1, 2004 deadline. Except as discussed in the Offer to Purchase, tenders are irrevocable after the March 1, 2004 deadline.

Q.	What if the terms of the offer change?

A.	In the event the expiration date is extended or if the terms of the offer are materially changed, UCFC will generally give notice of the change. For a period of at least 5 business days, and under certain circumstances at least 10 business days, from the notice to shareholders of the extension or change, you will be able to change or withdraw your tender.

Q.	Can you summarize the process by which Shares are validly tendered?

A.	Generally, for certificated Shares you must complete the Letter of Transmittal as follows:

•	List the certificates and the number of Shares that you are tendering in the box captioned “Description of Certificates Tendered”.

•	If you want to give us special payment instructions, complete the box captioned “Special Payment Instructions”.

•	If you want to give us special delivery instructions, complete the box captioned “Special Delivery Instructions”.

•	If you are an odd lot holder with less than 100 Shares and you are tendering all your Shares, complete the box captioned “Odd Lots”.

•	If your Shares are being delivered by book-entry, complete the box captioned “Book-Entry Transfer”.

•	If any of the Shares you are tendering are held in the UCFC Dividend Reinvestment and Stock Purchase Plan, complete the box captioned “Tender of Shares Held in the Dividend Reinvestment and Stock Purchase Plan”.

•	Complete the substitute Form W-9 to certify your tax identification number.

•	Sign the Letter of Transmittal (in certain circumstances, signatures must be guaranteed in the box captioned “Medallion Signature Guarantee”).

     To validly tender your Shares, you must either deliver your Share certificates or comply with the book-entry delivery requirements. See Section 2 of the Offer to Purchase. These documents must be received by the depositary no later than 5:00 p.m., Eastern time, on March 1, 2004.

     If you are tendering Shares held in street name by a broker, commercial bank, trust company or other nominee, you must complete the instruction form provided by such nominee and forward it to the nominee in ample time to allow a tender on your behalf on or before the expiration date of the offer. Please see Section 2 of the Offer to Purchase and the Letter of Transmittal for more details about how to tender your Shares.

     If you want to tender your shares pursuant to this offer and your shares are held in street name by a broker, dealer, bank, trust company or other nominee, but your share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, you can still tender your Shares, if all of the following conditions are satisfied:

(1)	the tender is made by or through an eligible institution, as defined in Section 2 of the Offer to Purchase;

(2)	the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed Notice of Guaranteed Delivery in the form provided with the Offer to Purchase, including (where required) signature guarantees by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

(3)	all of the following are received by the depositary within three Nasdaq trading days after the date of receipt by the depositary of the Notice of Guaranteed Delivery:

(i)	one of (a) the certificates for the Shares or (b) a confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer described above,

(ii)	one of (a) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees, or (b) an agent’s message as described in the Offer to Purchase and Letter of Transmittal in the case of a book-entry transfer; and

(iii)	any other documents required by the Letter of Transmittal.

Q.	Is UCFC making any recommendation as to whether shareholders should tender their Shares?

A.	Neither UCFC nor its board of directors makes any recommendation to any shareholder as to whether to tender all or any Shares. Directors, officers and employees of UCFC who own Shares are permitted to participate in this offer on the same basis as our other shareholders. Directors and executive officers of UCFC have indicated that they intend to tender, in the aggregate, approximately 405,000 shares, which they will acquire upon the exercise of outstanding options. Each shareholder must make his or her own decision as to whether to tender Shares and, if so, how many Shares to tender and at what price.

Q.	How can I get more information?

A.	If you have any questions, please call Keefe, Bruyette & Woods, our dealer manager/information agent for the offer, at (877) 298-6520, from 8:30 a.m. – 5:30 p.m., Eastern time, Monday through Friday.

     This brochure is neither an Offer to Purchase nor a solicitation of an offer to sell securities. The offer to purchase UCFC common shares is made only by the UCFC Offer to Purchase document dated January 28, 2004 and the accompanying Letter of Transmittal.